Exhibit (c)(10)

DRAFT Project Osprey DISCUSSION MATERIALS FOR THE BOARD OF DIRECTORS OCTOBER 5, 2017 CONFIDENTIAL Preliminary—Subject to Further Review

Table of Contents Page 1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 Historical and Projected Financial Information 24 6. Disclaimer 28 2 Page

1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 6. Disclaimer 28 Preliminary Draft (10/5/17)

Summary of Selected Transaction Terms Form of Transaction Merger Asset Sale followed immediately by Merger Parties to the Merger Asset Sale NewStar Financial, Inc. (“NewStar” or the “Company“) Parties to Asset Sale [FALCON HOLDCO] LLC (“Buyer”) The Company [MERGER SUB] (“Merger Sub”) [    ] Fund LP (“Asset Buyer”) [FALCON] Holdings Inc. (“Parent”) Asset Sale Consideration Merger Consideration: [    ] in cash Each shareholder will have the right to receive for each share of common stock (i) $11.44 in cash (the “Closing Per Share Cash Consideration”) and (ii) one contingent value right entitling the holder to receive certain cash payments following the receipt by the Company of certain tax refunds related to the Transaction (“Contingent Value Right” and together with the Closing Per Share Cash Consideration, the “Merger Consideration”) Note: This summary is intended only as an overview of selected terms and is not intended to cover all terms or details of the Transaction. Source: Draft dated September 30, 2017 of the Agreement and Plan of Merger, to be entered into by and among NewStar, Parent, Buyer and MERGER SUB, the most recent draft of the merger agreement provided to us. Draft dated October 4, 2017 of the Asset Purchase Agreement to be entered into by and between Asset Buyer and the Company. 4 Preliminary Draft (10/5/17)

Preliminary Draft (10/5/17)

Implied Illustrative Premiums to Historical Stock Trading Prices

- The chart below illustrates the premium implied by the Merger Consideration to the Company's stock price. Merger Consideration of $12.32 per share [1] represents an 11.0% premium over the share price on 8/1/17, prior to NewStar's Q2 2017 earnings call, on which a potential strategic transaction was mentioned, as well as a range of premiums of 3.9% to 24.2% based on the VWAPs of the Company's common stock over the periods set forth in the chart below.

Illustrative Merger Consideration

(dollars and shares in millions, except per share values)

Merger Consideration	
Closing Per Share Cash Consideration	$11.44
Illustrative Contingent Value Right per Share [1]	$0.88
Illustrative Merger Consideration	**$12.32**

Premium of Illustrative Merger Consideration

(dollars per share)


50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Pre-Q2 Earnings Announcement ($11.10)
As of 10/5/17
11.0%
3.9%
4.5%
5.2%
10.0%
11.4%
18.3%
24.2%
3.7%
47.4%
Share Price as of 8/1/17 ($11.10)
1-Day VWAP ($11.86)
5-Day VWAP ($11.80)
10-Day VWAP ($11.71)
30-Day VWAP ($11.20)
60-Day VWAP ($11.07)
6-Month VWAP ($10.42)
1-Year VWAP ($9.93)
52-Week High ($11.88)
52-Week Low ($8.36)

1. For illustrative purpose, based on the midpoint of the implied Contingent Value Right reference range. Refer to the "Contingent Value Right" section for further details.
VWAP refers to Volume Weighted Average Price.
Source: Bloomberg as of 10/5/17, Company management.

HOULIHAN LOKEY | 5

Preliminary Draft (10/5/17)

Transaction Value Overview

(dollars and shares in millions, except per share values)

Illustrative Merger Implied Total Equity Value

Closing Per Share Cash Consideration	$11.44
Shares Outstanding [1]	41.5
Total Closing Cash Consideration	**$474.8**
Illustrative Contingent Value Right per Share [2]	$0.88
Contingent Value Rights Outstanding [1] [3]	41.5
Total Contingent Value Rights	**$36.7**
Illustrative Implied Total Equity Value	**$511.5**

Illustrative Implied Transaction Multiples	Corresponding Base Amount	Implied Multiples
Net Income		
LTM (6/30/17) [4]	$27.1	18.9x
NFY (12/31/17) [5]	$17.3	29.6x
NFY+1 (12/31/18) [5]	$27.9	18.4x
Book Value [6]		
6/30/17	$643.2	0.80x
Adjusted Book Value [6] [7]		
6/30/17	$592.9	0.86x

1. Based on 41.5 million outstanding shares as of as of September 30, 2017, per Company management, which includes 0.8 million restricted shares; and 24,436 options as of September 30, 2017, calculated per treasury method.
2. For illustrative purposes, represents the midpoint of the implied Contingent Value Right reference range. Refer to the "Contingent Value Right" section for further details.
3. Excludes Contingent Value Rights attributable to option holders in excess of net shares per treasury method.
4. Adjusted to exclude certain one-time gains and expenses, per Company management. Adjustments tax-affected at Company's reported tax rate in each quarter.
5. Source: Bloomberg estimates.
6. Source: Company management.
7. Adjusted Book Value is Book Value, adjusted to exclude portion of 8.25% Subordinated Notes recorded in equity due to issuance of warrants in connection with the 8.25% Subordinated Notes.
LTM refers to Latest 12 Months.
NFY refers to the next fiscal year for which financial information has been made public.
NFY+1 refers to the fiscal year following NFY.
Source: Draft dated September 30, 2017 of the Agreement and Plan of Merger, to be entered into by and among NewStar, Parent, Buyer and MERGER SUB, Company management, Bloomberg.

HOULIHAN LOKEY | 6

Page 1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 6. Disclaimer 28 Preliminary Draft (10/5/17) Trading Summary

Public Market Summary (Shares outstanding and dollars in millions, except per share values and where otherwise noted) Public Market Value of Equity Derivation (Pre-Transaction) Closing Stock Price October 5, 2017 $11.87 Common Shares Outstanding [1] 41.6 Dilutive Shares [2] 0.0 Fully Diluted Shares 41.6 Market Value of Equity $494.2 Implied Multiples Equity Market Value / Net Income LTM (6/30/17) [3] [4] 18.2x NFY (12/31/17) [5] 28.6x NFY+1 (12/31/18) [5] 17.7x Equity Market Value / Book Value [3] 6/30/17 0.77x Equity Market Value / Adjusted Book Value [3] [6] 6/30/17 0.83x Price Per Share 10-Day VWAP [7] $11.71 30-Day VWAP [7] $11.20 60-Day VWAP [7] $11.07 180-Day VWAP [7] $10.42 52-Week High [8] $11.88 52-Week Low [8] $8.36 Other Market Information 90-Day Average Daily Trading Volume (in thousands) [8] 57.0 Dividend Yield [8] 0.7% Number of Analysts Covering the Company [7] 2 Total Public Float [8] 23.5 % of Total Shares Outstanding 56.6% Note: Data based on publicly available information that differs from transaction-specific information. 1. Per the Company’s Form 10-Q for the period ended 6/30/17. 2. Dilutive Shares reflect dilutive impact of in-the-money outstanding options for the three-month period ended 6/30/17. 3. Per public filings. 4. Adjusted to exclude certain one-time gains and expenses, per Company management. Adjustments tax-affected at Company’s reported tax rate in each quarter. 5. Reflects consensus analysts’ estimates per Bloomberg. 6. Adjusted Book Value is Book Value, adjusted to exclude portion of 8.25% Subordinated Notes recorded in equity due to issuance of warrants in connection with the 8.25% Subordinated Notes. 7. Per Bloomberg. 8. Per Capital IQ. LTM refers to Latest 12 Months. NFY refers to the next fiscal year for which financial information has been made public. NFY+1 refers to the fiscal year following NFY. VWAP refers to Volume Weighted Average Price. Sources: Public filings, Capital IQ and Bloomberg. 8 Preliminary Draft (10/5/17)

Summary Management Projections vs. Analyst Projections Net Income [1] (dollars in millions) $40.0 $32.2 $29.0 $31.1 $30.0 $27.9 $20.0 $17.3 $16.2 $10.0 $0.0 2017 2018 2019 Management Wall Street Earnings Per Share [1] Price Per Share $1.00 $0.83 $0.80 $0.73 $0.75 $0.69 $0.50 $0.39 $0.43 $0.25 $0.00 2017 2018 2019 Management Wall Street 1. Analyst estimates based on two analysts for 2017 and 2018 and one analyst in 2019. Source: Management projections per Company management. Analyst estimates per Bloomberg. 9

Preliminary Draft (10/5/17) Return on Equity Observations 2017E Return on Equity 13.5% 13.2% Median: 10.8% 11.1% 10.8% 7.6% 5.6% 3.9% 2.9% NewStar Financial Chesswood GATX Marlin Element Fleet PacWest CIT Group ECN 2018E Return on Equity 14.0% 13.9% Median: 10.9% 11.9% 10.9% 8.5% 6.6% 4.4% 4.5% NewStar Financial Chesswood GATX Marlin Element Fleet PacWest CIT Group ECN E refers to Estimated. Source: Bloomberg. 10

Page 1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 6. Disclaimer 28 Preliminary Draft (10/5/17)

Preliminary Draft (10/5/17)

Preliminary Financial Analyses Summary

$11.44 Plus Implied CVR Reference Range
$12.21 [1] $12.43 [1]

Analysis	Methodology	Low	High
Preliminary Discounted Cash Flow Analysis	13.0x – 16.0x Terminal Multiple: 2020E Earnings Per Share 11.0% - 13.0% Discount Rate	$9.58	$12.44
Preliminary Selected Companies Analysis	LTM (6/30/17) Adj. Earnings 13.0x – 16.0x	$8.50	$10.45
	2017E Earnings 15.0x – 18.0x	$5.86	$7.03
	2018E Earnings 13.0x – 16.0x	$9.09	$11.18
	Book Value (6/30/17) 0.80x – 0.95x	$12.40	$14.25
	Adj. Book Value (6/30/17) 0.80x – 0.95x	$11.43	$13.35

Note: No particular weight was attributed to any analysis. Based on 41.5 million outstanding shares as of as of September 30, 2017, per Company management, which includes 0.8 million restricted shares; dilutive impact of 125,000 options outstanding as of September 30, 2017, calculated per treasury method; and 12.0 million warrants outstanding as of September 30, 2017, calculated per treasury method.
1. Represents $11.44 Closing Per Share Cash Consideration plus Contingent Value Right implied value reference range. Refer to "Contingent Value Right" section for further details.
LTM refers to Latest 12 Months.
E refers to Estimated.
Adj. Book Value is Book Value, adjusted to exclude portion of 8.25% Subordinated Notes recorded in equity due to issuance of warrants in connection with the 8.25% Subordinated Notes.
Adj. Earnings is earnings adjusted to exclude certain one-time gains and expenses. Adjustments tax-affected at Company's reported tax rate in each quarter.
Source: Company management, public filings.

HOULIHAN LOKEY | 12

Preliminary Draft (10/5/17)

Preliminary Financial Analyses Summary

amounts in millions, except per share amounts	Corresponding Base Amount	Selected Multiples Range Low		Selected Multiples Range High	Implied Reference Range			Implied per Share Reference Range Low Price / Share [1]		Implied per Share Reference Range High Price / Share [1]
I. Preliminary Discounted Cash Flow Analysis								$9.58	--	$12.44
II. Preliminary Selected Companies Analysis										
LTM Adjusted Earnings (6/30/17)	$27.1	13.0x	--	16.0x	$352.4	--	$433.8	$8.50	--	$10.45
2017E Earnings	$16.2	15.0x	--	18.0x	$243.0	--	$291.6	$5.86	--	$7.03
2018E Earnings	$29.0	13.0x	--	16.0x	$377.0	--	$464.0	$9.09	--	$11.18
Book Value (6/30/17)	$643.2	0.80x	--	0.95x	$514.6	--	$611.1	$12.40	--	$14.25
Adjusted Book Value (6/30/17) [2]	$592.9	0.80x	--	0.95x	$474.3	--	$563.3	$11.43	--	$13.35

- We did not rely upon a review of the publicly available financial terms of other transactions because we did not identify a sufficient number of relevant transactions in which we deemed the acquired companies to be sufficiently similar to the Company.

1. Based on 41.5 million outstanding shares as of as of September 30, 2017, per Company management, which includes 0.8 million restricted shares; dilutive impact of 125,000 options outstanding as of September 30, 2017, calculated per treasury method; and 12.0 million warrants outstanding as of September 30, 2017, calculated per treasury method.
2. Adjusted Book Value is Book Value, adjusted to exclude portion of 8.25% Subordinated Notes recorded in equity due to issuance of warrants in connection with the 8.25% Subordinated Notes.
Source: Company management.

HOULIHAN LOKEY | 13

Preliminary Draft (10/5/17)

Selected Company Historical and Projected Financial Data

(dollars in millions)	Fiscal Year Ended December 31,		LTM Ended	Fiscal Year Ending December 31,			
	2015	2016	6/30/2017	2017E	2018E	2019E	2020E
Interest Income	$201.8	$250.7	$241.4	$228.0	$238.1	$208.9	$179.2
Interest Expense	(121.0)	(161.3)	(166.4)	(168.6)	(170.8)	(149.2)	(107.2)
Provision for Credit Losses	(18.4)	(27.5)	(15.1)	(13.1)	(8.7)	(4.3)	(7.6)
Net Interest Income after Credit Losses	$62.4	$61.9	$59.9	$46.2	$58.6	$55.5	$64.4
Non-Interest Income	18.4	54.3	42.1	27.1	39.6	47.4	56.1
Total Revenue	**$99.2**	**$143.7**	**$117.0**	**$86.5**	**$107.0**	**$107.1**	**$128.1**
Total Net Revenue	**$80.8**	**$116.2**	**$102.0**	**$73.3**	**$98.3**	**$102.8**	**$120.4**
Salary and Benefits	(36.6)	(44.9)	(39.9)	(31.7)	(32.7)	(33.7)	(34.9)
Other Operating Expenses	(15.4)	(22.5)	(19.6)	(14.1)	(16.5)	(16.4)	(16.5)
Earnings before Tax	$28.1	$48.7	$42.5	$27.6	$49.1	$52.7	$69.0
Tax Expense	(12.0)	(20.4)	(18.0)	(11.4)	(20.1)	(21.6)	(28.3)
Net Income	**$16.1**	**$28.3**	**$24.5**	**$16.2**	**$29.0**	**$31.1**	**$40.7**
Adjusted Net Income [1]			**$27.1**				
Book Value	**$659.5**	**$647.5**	**$643.2**	**$651.4**	**$630.3**	**$661.5**	**$702.2**
Adjusted Book Value [2]	**$599.5**	**$593.8**	**$592.9**	**$606.0**	**$591.5**	**$639.9**	**$680.6**
Diluted Earnings Per Share	*$0.34*	*$0.62*	*$0.58*	*$0.39*	*$0.73*	*$0.83*	*$1.07*
Dividends Per Share	*$0.00*	*$0.00*	*$0.04*	*$0.08*	*$0.08*	*$0.08*	*$0.08*
Book Value per Share	*$14.46*	*$15.12*	*$15.40*	*$15.68*	*$16.94*	*$17.65*	*$18.62*
Adjusted Book Value per Share [2]	*$13.15*	*$13.87*	*$14.20*	*$14.59*	*$15.89*	*$17.08*	*$18.05*

1. Adjusted to exclude certain one-time gains and expenses, per Company management. Adjustments tax-affected at Company's reported tax rate in each quarter. Refer to the Appendix for further details.
2. Adjusted Book Value is Book Value, adjusted to exclude portion of 8.25% Subordinated Notes recorded in equity due to issuance of warrants in connection with the 8.25% Subordinated Notes.
E refers to Estimated.
LTM refers to Latest 12 Months.
Source: Company management.

HOULIHAN LOKEY | 14

Preliminary Draft (10/5/17) Preliminary Discounted Cash Flow Analysis Summary Projected Financial Data Q4 17 2018 2019 2020 Terminal Discount Period 0.25 0.75 1.75 2.75 3.25 Net Income $6.0 $29.0 $31.1 $40.7 $40.7 Average Diluted Shares 41.5 39.6 37.4 38.0 38.0 Diluted Earnings Per Share $0.14 $0.73 $0.83 $1.07 $1.07 Dividends $3.2 $3.0 $3.0 $36.6 Dividends per Share $0.02 $0.08 $0.08 $0.08 $0.96 Implied Payout Ratio 13.8% 11.0% 9.6% 7.4% 90.0% Book Value per Share (Basic) $15.68 Adj. Book Value per Share (Basic) $14.59 Discount Rate (Cost of Equity) 11.0% 12.0% 13.0% Terminal Price / Earnings Per Share 13.0x 14.0x 15.0x 16.0x 13.0x 14.0x 15.0x 16.0x 13.0x 14.0x 15.0x 16.0x Present Value of: Dividends (Q417—2020) $0.22 $0.22 $0.22 $0.22 $0.22 $0.22 $0.22 $0.22 $0.21 $0.21 $0.21 $0.21 Terminal Value (2020) $9.93 $10.69 $11.46 $12.22 $9.64 $10.38 $11.13 $11.87 $9.37 $10.09 $10.81 $11.53 Total DCF Value (price per share) $10.15 $10.91 $11.67 $12.44 $9.86 $10.60 $11.34 $12.08 $9.58 $10.30 $11.02 $11.74 Implied Multiples of DCF Value Price / Adj. LTM Earnings (6/30/17) 14.5x 15.6x 16.8x 17.9x 14.1x 15.2x 16.3x 17.4x 13.7x 14.8x 15.8x 16.9x Price / 2017E Earnings 26.3x 28.3x 30.3x 32.3x 25.6x 27.5x 29.4x 31.3x 24.9x 26.7x 28.6x 30.5x Price / 2018E Earnings 13.9x 14.9x 15.9x 17.0x 13.5x 14.5x 15.5x 16.5x 13.1x 14.1x 15.1x 16.0x Price-to-Book (12/31/17) 0.6x 0.7x 0.7x 0.8x 0.6x 0.7x 0.7x 0.8x 0.6x 0.7x 0.7x 0.7x Price-to-Adj. Book (12/31/17) 0.7x 0.7x 0.8x 0.9x 0.7x 0.7x 0.8x 0.8x 0.7x 0.7x 0.8x 0.8x Terminal Value Analysis Implied Price-to-Book (12/31/20) 0.7x 0.8x 0.9x 0.9x 0.7x 0.8x 0.9x 0.9x 0.7x 0.8x 0.9x 0.9x Implied Price-to-Adj. Book (12/31/20) 0.8x 0.8x 0.9x 1.0x 0.8x 0.8x 0.9x 1.0x 0.8x 0.8x 0.9x 1.0x Implied Perpetual Growth Rate [1] 3.8% 4.3% 4.7% 5.1% 4.7% 5.2% 5.7% 6.0% 5.7% 6.2% 6.6% 7.0% % of Value in Terminal Value 97.8% 98.0% 98.1% 98.2% 97.8% 98.0% 98.1% 98.2% 97.8% 97.9% 98.1% 98.2% Terminal Price / Earnings Per Share 13.0x 14.0x 15.0x 16.0x 13.0% $9.58 $10.30 $11.02 $11.74 Discount 12.0% $9.86 $10.60 $11.34 $12.08 Rate 11.0% $10.15 $10.91 $11.67 $12.44 Note: Present value as of 10/5/2017. 1. Implied perpetual growth rate calculated based on 90% payout ratio in terminal period. Adj. Book Value is Book Value, adjusted to exclude portion of 8.25% Subordinated Notes recorded in equity due to issuance of warrants in connection with the 8.25% Subordinated Notes. DCF refers to discounted cash flow analysis. E refers to Estimated. LTM refers to Latest 12 Months. Q4 17 refers to the fourth fiscal quarter of 2017. Source: Company management. 15

Preliminary Draft (10/5/17)

Preliminary Selected Companies Analysis

(dollars in millions, except per share values)

			Equity Market Value [1, 2] to			
	Share	Equity Market	Adjusted Net Income			Book
Selected Company	**Price [1]**	**Value [1,2]**	**LTM**	**FY 2017E**	**FY 2018E**	**Value [3]**
Chesswood Group Limited	$9.78	$167.2	12.6x	11.0x	8.9x	1.47x
CIT Group Inc.	$49.38	6,759.0	13.8x	17.1x	14.6x	0.96x
ECN Capital Corp.	$3.21	1,276.2	25.1x	23.4x	17.9x	0.88x
Element Fleet Management Corp.	$7.21	2,811.8	11.2x	10.6x	10.4x	1.07x
GATX Corporation	$62.49	2,449.6	10.2x	13.4x	15.3x	1.70x
Marlin Business Services Corp.	$29.35	367.8	20.7x	20.2x	14.7x	2.24x
PacWest Bancorp	$49.28	5,916.0	16.9x	16.8x	13.7x	1.30x
Low			10.2x	10.6x	8.9x	0.88x
High			25.1x	23.4x	17.9x	2.24x
Median			13.8x	16.8x	14.6x	1.30x
Mean			15.8x	16.1x	13.7x	1.37x

Note: No company used in this analysis for comparative purposes is identical to the Company.
1. *Based on closing prices as of 10/5/17.*
2. *Based on reported fully-diluted shares.*
3. *Calculated as shareholder's equity.*

Adjusted Net Income refers to earnings, adjusted for certain non-recurring items.
E refers to Estimated.
FY refers to Fiscal Year.
LTM refers to the most recently completed 12-month period for which financial information has been made public.
Sources: Bloomberg, Capital IQ, and public filings.

HOULIHAN LOKEY | 16

Page 1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 6. Disclaimer 28

Contingent Value Right – Preliminary Financial Analysis Summary

Preliminary Draft (10/5/17)

Preliminary Implied Contingent Value Right Reference Range

(in millions, except per share values)

	Low		High
Preliminary Implied Total Contingent Value Right Reference Range	$32.2 (A)	--	$41.3 (B)
Preliminary Diluted Shares Outstanding for Contingent Value Rights [1]	41.6	--	41.6
Preliminary Implied Per Share Contingent Value Right Reference Range	**$0.77**	--	**$0.99**
Preliminary Illustrative Midpoint		*$0.88*	

1. Based on 41.5 million outstanding shares as of as of September 30, 2017, per Company management, which includes 0.8 million restricted shares; and 110,000 options outstanding as of September 30, 2017.
Sources: Company management, draft dated September 30, 2017 of the Agreement and Plan of Merger, to be entered into by and among NewStar, Parent, Buyer and MERGER SUB.

HOULIHAN LOKEY | 18

Contingent Value Right – Preliminary Anticipated Timing of Distributions (Per Company Management)

Preliminary Draft (10/5/17)

2017 Merger Closing Per Company Management

(dollars in millions)	Plan to File	Expected Funding	Anticipated Refund	Shareholder Distributions
Claim 2016 Overpayment	10/15/17	11/30/17	$5.9	$1.8
File 2017 Quick Refund	1/1/18	2/15/18	1.7	0.5
File Final 2017 Federal Tax Return	3/31/18	NM		
File 2015 NOL Carryback Claim	4/1/18	5/16/18	7.7	2.3
File 2016 NOL Carryback Claim	4/1/18	5/16/18	25.5	7.7
File NOL State Carryback Claim	4/1/18	5/16/18	0.7	0.2
File Final 2017 State Tax Return	9/15/18	12/31/18	0.1	0.0
Total			$41.6	$12.5
70% Portion Paid Upon JCT Review				29.1
Total Distribution				**$41.6**

Per Company Management

- Expected completion of review: 9/30/19
- Earliest completion of review: 12/31/18
- Latest completion of review: 3/31/21

2018 Merger Closing Per Company Management

(dollars in millions)	Plan to File	Expected Funding	Anticipated Refund	Shareholder Distributions
File 2016 NOL Carryback Claim	7/1/18	8/15/18	$25.5	$7.7
File 2017 NOL Carryback Claim	7/1/18	8/15/18	8.5	2.5
File 2016 NOL State Carryback Claim	7/1/18	8/15/18	0.6	0.2
File Final 2017 State Tax Return	9/15/18	12/31/18	2.1	0.6
Total			$36.6	$11.0
70% Portion Paid Upon JCT Review				25.6
Total Distribution				**$36.6**

Per Company Management

- Expected completion of review: 12/31/19
- Earliest completion of review: 3/31/19
- Latest completion of review: 6/30/21

NM refers to Not Meaningful.
Source: Company management.

HOULIHAN LOKEY | 19

Preliminary Draft (10/5/17) Preliminary Contingent Value Rights Analysis Per Company management, the estimated loss resulting from the Asset Sale is approximately $210 million. The taxable income generated in 2015, 2016 and YTD 2017 was approximately $105 million in the aggregate. As such, the loss is anticipated by management to be approximately twice the amount required to generate the projected refund. Further, we note, any tax refund not paid to the Contingent Value Rights holders, due to certain payment restrictions under the Merger Agreement, will be put into an escrow account and invested with the interest or earnings on such funds accruing to the benefit of the Contingent Value Rights holders. As such, in the analysis below, we have only discounted the funds from the date hereof until the date the funds are projected to be received by the Company (refer to the previous page for expected funding dates). For purposes of our analyses, we assume the interest accrued on the funds in escrow thereafter is equal to the applicable discount rate. 2017 Merger Closing 2018 Merger Closing (dollars in millions) (dollars in millions) Key Assumption: Key Assumption: Loss incurred during 2017 Loss incurred during Q1 2018 Carryback Tax Refunds Carryback Tax Refunds 2015 Federal taxes paid $ 7.7 2016 Federal taxes paid $ 25.5 2016 Federal taxes paid 25.5 2017 Federal taxes paid 8.5 State Carrybacks 0.7 State Carrybacks 2.6 Subtotal: Carryback Claims $ 33.9 Total Tax Refund $ 36.6 Refund 2016 Federal Overpayment 3.9 Present Value Discount [1] $ (0.4) Refund 2016 State Overpayment 2.0 Present Value of Tax Refund $ 36.2 Subtotal: Claimed on 10/15/17 $ 5.9 Refund on 2017 Taxes Paid 1.8 Total Tax Refund $ 41.6 Present Value Discount [1] $ (0.3) Present Value of Tax Refund $ 41.3 B 1. Represents the present value of the total tax refund, assuming a discount rate of interpolated US treasury rates, for time period from valuation date through expected funding date. As of 10/5/2017. Source: Company management. 20

Contingent Value Right – Preliminary Discounted Cash Flow Analysis (2017 Merger Closing)

Preliminary Draft (10/5/17)

- We have analyzed the Contingent Value Right using a discounted cash flow analysis with the following assumptions:
  - We have applied a discount rate based on the interpolated US Treasury rates for the 30% of the refund which is distributed to Contingent Value Right holders immediately upon receipt.
  - We have applied a discount rate of 5% to the remaining 70%, which is subject to approval to the Joint Committee on Taxation and the expiration of the statute of limitations, given the increased risk of receipt of these payments. The discount rate of 5% is based on the yield on the Company's $380 million senior unsecured notes.

Expected Refund Funding Dates (per Company Management)	Total Present Value	**11/30/17**	**2/15/18**	**5/16/18**	**12/31/18**	**12/31/18**	**9/30/19**	**3/31/21**
Discount Period		0.16	0.37	0.62	1.24	1.24	1.99	3.49
Discount Rate [1]		1.04%	1.14%	1.24%	1.36%	5.00%	5.00%	5.00%
Portion of Distributions Paid Upon Receipt of Refund								
2016 Overpayment		$1.8						
2017 Quick Refund			$0.5					
2015 NOL Carryback				$2.3				
2016 NOL Carryback				$7.7				
State NOL Carryback				$0.2				
Final 2017 State Tax Return					$0.0			
Total		$1.8	$0.5	$10.2	$0.0			
Implied Present Value of Cash Flows - Prior to JCT Review	$12.4	$1.8	$0.5	$10.1	$0.0			
Portion of Distributions Paid Upon JCT Review & Approval								
Most Likely Scenario (9/30/19) [2]	$26.4						$29.1	
Earliest Scenario (12/31/18)	$27.4					$29.1		
Latest Scenario (3/31/21)	$24.5							$29.1
Summary of Present Values								
Most Likely Scenario (9/30/19)	$38.9							
Earliest Scenario (12/31/18)	$39.8							
Latest Scenario (3/31/21)	$37.0							

Note: Does not include potential interest or earnings which could be accrued to the benefit of the Contingent Value Rights holders.
1. Discount rates for 30% of funds distributed immediately upon receipt calculated based on interpolated US treasury rates for time period from valuation date through receipt of cash flow. As of 10/5/2017. Discount rate for remaining cash flows based on approximate yield on Company's $380 million senior unsecured notes, per Bloomberg.
2. Most likely scenario per Company management.
Source: Company management.

HOULIHAN LOKEY | 21

Contingent Value Right – Preliminary Discounted Cash Flow Analysis (2018 Merger Closing)

Preliminary Draft (10/5/17)

Expected Refund Funding Dates (per Company Management)	Total Present Value	8/15/18	12/31/18	3/31/19	12/31/19	6/30/21
Discount Period		0.86	1.24	1.48	2.24	3.74
Discount Rate [1]		1.31%	1.38%	5.00%	5.00%	5.00%
Portion of Distributions Paid Upon Receipt of Refund						
2016 NOL Carryback		$7.7				
2017 NOL Carryback		$2.5				
2016 State NOL Carryback		$0.2				
2017 State NOL Carryback			$0.6			
Total		$10.4	$0.6			
Implied Present Value of Cash Flows - Prior to JCT Review	$10.9	$10.3	$0.6			
Portion of Distributions Paid Upon JCT Review & Approval						
Most Likely Scenario [2] (12/31/19)	$23.0				$25.6	
Earliest Scenario (3/31/19)	$23.9			$25.6		
Latest Scenario (6/30/21)	$21.4					$25.6
Summary of Present Values						
Most Likely Scenario (12/31/19)	$33.9					
Earliest Scenario (3/31/19)	$34.7					
Latest Scenario (6/30/21)	$32.2 A					

Note: Does not include potential interest or earnings which could be accrued to the benefit of the Contingent Value Rights holders.

1. Discount rates for 30% of funds distributed immediately upon receipt calculated based on interpolated US treasury rates for time period from valuation date through receipt of cash flow. As of 10/5/2017. Discount rate for remaining cash flows based on approximate yield on Company's $380 million senior unsecured notes, per Bloomberg.

2. Most likely scenario per Company management.

Source: Company management.

HOULIHAN LOKEY | 22

Page 1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 Historical and Projected Financial Information 24 6. Disclaimer 28

Page 1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 Historical and Projected Financial Information 24 6. Disclaimer 28

Management Forecast

Balance Sheet

Preliminary Draft (10/5/17)

Balance Sheet (in millions, except per share amounts)	Historical 2015	 2016	LTM (6/30/17)	 2017	Management Projection 2018	 2019	 2020
Assets							
Unrestricted Cash[1]	$35.9	$154.5	$49.7	$81.9	$24.2	$24.1	$25.2
Restricted Cash	117.3	262.6	223.3	102.9	83.5	54.5	54.5
Investments in Funds	61.1	0.0	0.0	0.0	0.0	0.0	0.0
Gross Loans	3,824.5	3,584.1	3,614.1	3,612.7	3,349.9	2,525.3	2,433.0
Less: Deferred Loan Fees	(47.4)	(39.6)	(36.7)	(43.2)	(39.5)	(30.4)	(28.0)
Less: Allowance for Loan Losses	(58.7)	(50.9)	4.8	(51.6)	(40.4)	(32.4)	(28.0)
Other Adjustments	4.4	9.1	(46.8)	4.3	3.8	4.1	3.9
Net Loans	3,722.7	3,502.5	3,535.4	3,522.3	3,273.9	2,466.7	2,380.9
Property & Equipment, Net	0.6	0.3	0.2	0.2	0.2	0.2	0.2
Deferred Tax Asset / NOL	33.1	40.8	36.9	38.4	35.1	26.9	22.6
Goodwill and Intangibles	18.8	18.5	NA	NA	NA	NA	NA
Other Assets	32.8	48.8	82.1	92.6	90.7	88.7	86.2
Total Assets	**$4,041.4**	**$4,028.1**	**$3,927.7**	**$3,838.3**	**$3,507.7**	**$2,661.1**	**$2,569.6**
Liabilities and Equity							
Bonus Payable	16.5	12.9	6.2	13.8	14.0	14.6	15.2
Warehouse Debt	940.7	509.3	483.0	553.2	481.8	559.3	601.1
Securitized Debt	1,805.1	2,215.8	2,116.8	1,986.5	2,040.5	1,235.4	1,123.2
Corporate Debt	380.0	380.0	380.0	380.0	80.0	0.0	0.0
Subordinated Notes	275.0	300.0	300.0	300.0	300.0	200.0	120.0
Debt Discount	(60.7)	(54.3)	(50.8)	(47.4)	(40.5)	(22.4)	(10.7)
Capitalized Financing Fees	(40.9)	(37.2)	0.0	(31.4)	(27.0)	(13.9)	(8.4)
Other Liabilities	43.6	54.1	85.4	32.2	28.5	26.7	26.9
Total Liabilities	**3,422.9**	**3,380.6**	**3,284.4**	**3,186.9**	**2,877.3**	**1,999.6**	**1,867.3**
Paid in Capital	570.6	527.9	515.1	514.3	467.4	470.3	473.2
Warrants	63.6	63.6	63.6	63.6	63.6	63.6	63.6
Retained Earnings / (Losses)	31.4	59.6	63.4	72.4	98.3	126.5	164.3
OCI	(6.1)	(3.6)	1.1	1.1	1.1	1.1	1.1
Total Equity	**659.5**	**647.5**	**643.2**	**651.4**	**630.3**	**661.5**	**702.2**
Total Liabilities & Equity	**$4,041.4**	**$4,028.1**	**$3,927.6**	**$3,838.3**	**$3,507.7**	**$2,661.1**	**$2,569.5**
Total Equity	$659.5	$647.5	$643.2	$651.4	$630.3	$661.5	$702.2
Unamortized Subordinate Debt Discount		(52.0)	(50.3)	(45.4)	(38.9)	(21.5)	(21.5)
Adjusted Book Value	$659.5	$595.5	$592.9	$606.0	$591.5	$639.9	$680.6
Shares Outstanding - Basic	45.6	42.8	41.8	41.5	37.2	37.5	37.7
Book Value per Share - Basic	$14.46	$15.12	$15.40	$15.68	$16.94	$17.65	$18.62
Average Shares Outstanding - Diluted	47.5	46.4	42.1	42.0	39.6	37.4	38.0

1. Total liquidity (unrestricted cash + temporary warehouse paydowns) of $82 million, 73 million, 51 million, in 2017, 2018, 2019, and 2020, respectively.

Source: Company management.

Note: Capitalized financing fees have been reclassified as contra accounts of related debt liabilities to reflect the adoption of ASU 2015-03.

HOULIHAN LOKEY | 25

Management Forecast

Income Statement

Preliminary Draft (10/5/17)

Income Statement Summary *(in millions, except per share amounts)*	Historical 2015	 2016	LTM (6/30/17)	Management Projection 2017	 2018	 2019	 2020
Interest Income	$201.8	$250.7	$241.4	$228.0	$238.1	$208.9	$179.2
Interest Expense	121.0	161.3	166.4	168.6	170.8	149.2	107.2
Net Interest Income	80.8	89.4	74.9	59.4	67.3	59.7	72.0
Provision for Credit Losses	18.4	27.5	15.1	13.1	8.7	4.3	7.6
Net Interest Income after Credit Losses	62.4	61.9	59.9	46.2	58.6	55.5	64.4
Non-Interest Income	18.4	54.3	42.1	27.1	39.6	47.4	56.1
Total Revenue	99.2	143.7	117.0	86.5	107.0	107.1	128.1
Total Net Revenue	80.8	116.2	102.0	73.3	98.3	102.8	120.4
Operating Expenses							
Salary and Benefits	36.6	44.9	39.9	31.7	32.7	33.7	34.9
IDC Contra Salary	-	(1.6)	(1.8)	(1.7)	(1.3)	(1.4)	(1.1)
Occupancy	2.1	2.1	1.8	1.9	2.0	2.0	2.1
Travel & Entertainment	0.5	0.5	0.5	0.5	0.5	0.5	0.5
Professional Services	4.0	5.1	5.1	3.5	3.5	3.6	3.7
General & Administrative	8.8	16.4	14.1	10.0	11.8	11.7	11.3
Total Operating Expenses	**52.7**	**67.4**	**59.5**	**45.8**	**49.1**	**50.2**	**51.4**
Earnings before Tax	28.1	48.7	42.5	27.6	49.1	52.7	69.0
Tax (Expense)/Benefit	(12.0)	(20.4)	(18.0)	(11.4)	(20.1)	(21.6)	(28.3)
Net Income	**$16.1**	**$28.3**	**$24.5**	**$16.2**	**$29.0**	**$31.1**	**$40.7**
EPS - Basic	$0.35	$0.66	$0.59	$0.39	$0.78	$0.83	$1.08
EPS - Diluted	$0.34	$0.62	$0.58	$0.39	$0.73	$0.83	$1.07
Dividends per share	$0.00	$0.00	NA	$0.08	$0.08	$0.08	$0.08
Payout Ratio	0.0%	0.0%	NA	20.5%	10.3%	9.6%	7.4%
Net Interest Margin	2.4%	2.2%	1.9%	1.6%	1.9%	2.0%	2.9%
Efficiency Ratio (Including IDC)	53.1%	47.0%	50.8%	52.9%	45.9%	46.8%	40.2%
Pre-tax Margin	28.3%	33.9%	36.3%	31.9%	45.9%	49.2%	53.9%
After-tax Margin	7.3%	9.3%	20.9%	6.3%	10.4%	12.1%	17.3%

Source: Company management.

HOULIHAN LOKEY | 26

Preliminary Draft (10/5/17) Adjusted LTM Earnings Calculation Adjusted LTM Earnings Calculation Quarter Ended (in millions, except per share amounts) 9/30/16 12/31/16 3/30/17 6/30/17 LTM Pre-tax Income $14.6 $18.4 $2.4 $7.2 $42.5 Non-Recurring Adjustments ————Gain on Sale of Equipment Finance Assets 0.0 (6.7) 0.0 0.0 (6.7) Severance 4.2 3.5 0.0 0.0 7.7 Transaction Expenses 1.0 2.3 0.0 0.0 3.3 Total Adjusted Pre Tax $19.8 $17.5 $2.4 $7.2 $46.9    Tax 8.1 7.7 1.0 3.0 19.7 Adjusted After Tax Income $11.7 $9.9 $1.4 $4.2 $27.1    Reported GAAP Net Income $8.6 $10.3 $1.4 $4.2 $24.5 GAAP EPS—per Diluted Share $0.19 $0.24 $0.03 $0.10 $0.59 Adjusted EPS—per Diluted Share $0.26 $0.23 $0.03 $0.10 $0.65 Weighted Average Diluted Shares 45.8 43.8 41.8 41.3 41.6 Reported Tax Rate 40.7% 43.8% 41.3% 42.3% 42.1% Source: Company management. 27

Page 1. Transaction Background 3 2. Public Market Observations 7 3. Financial Analyses 11 4. Contingent Value Right 17 5. Appendix 23 6. Disclaimer 28 Preliminary Draft (10/5/17)

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